                                                                                          FOR:   International Speedway Corporation

                                                                      APPROVED BY:   Wes Harris
                                                                                                     Director of Investor Relations
                                                                                                     (904) 947-6465

                                                                               CONTACT:   Julie Truax/Jonathan Schaffer
                                                                                                     Media: Michael McMullan/Kate Talbot
                                                                                                     Morgen-Walke Associates, Inc.
                                                                                                     (212) 850-5600

INTERNATIONAL SPEEDWAY CORPORATION REPORTS RECORD FIRST QUARTER RESULTS

- Quarter Highlighted by Increased Event Attendance and Surging Television Ratings -

            DAYTONA BEACH, FLORIDA – April 5, 2001 – International Speedway Corporation (“ISC”) (Nasdaq/NM: ISCA; OTC Bulletin Board: ISCB) today reported record results for the first quarter ended February 28, 2001.

Total revenues for the 2001 first quarter increased to $120.7 million from $111.6 million in 2000.  Operating income for the first quarter increased to $44.4 million compared to $35.2 million in the prior-year period.  Net income was $22.8 million, or $0.43 per diluted share, compared to $16.1 million, or $0.30 per diluted share, in the 2000 first quarter.

ISC posted record attendance at several of its major events during the first quarter.  Daytona International Speedway hosted record crowds during Speedweeks which ran from February 1st to 18th and culminated in the sold-out NASCAR Winston Cup Series Daytona 500.  In addition, North Carolina Speedway posted record grandstand attendance for its exciting weekend of NASCAR Winston Cup and Busch Series racing.

 The Company’s first quarter results included the long-anticipated debut of NASCAR’s landmark Winston Cup and Busch Series media contracts with FOX, NBC and Turner Broadcasting.  FOX Sports launched its Winston Cup coverage on February 11th with the Budweiser Shootout at Daytona recording a 28% increase in average households over the prior year.  Coverage of the Daytona 500 the following Sunday resulted in record viewership as the broadcast received a tremendous 10.0 household rating, reinforcing its long-standing position as “America’s Most Watched Motorsports Event.”  Overall, the impressive national ratings for the first seven NASCAR Winston Cup events of 2001 have driven an almost 50% increase in average household viewership over last year.

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ISC REPORTS RECORD FIRST QUARTER RESULTS                                         PAGE -2-

Mr. James C. France, President and Chief Operating Officer of International Speedway Corporation, commented, “We were extremely pleased to start the 2001 racing season with record crowds at both Daytona and North Carolina.  FOX Sports’ coverage and promotional support of the events have been outstanding and, combined with tremendous on-track competition, have resulted in television ratings that have surpassed our expectations.  In the longer term, we expect that continued favorable broadcast trends will help drive more corporate and consumer interest in the sport, and in turn, serve to further diversify and enhance ISC’s revenue opportunities.”

Mr. France continued, “We are deeply saddened by the loss of Dale Earnhardt and our thoughts and prayers are with the Earnhardt family during this difficult time.  Dale was a great friend who helped broaden NASCAR’s appeal and enabled the sport to grow beyond its Southeastern roots.  We will miss him dearly, as will the millions of his fans.”

During the second quarter of fiscal year 2001, ISC will host ten major event weekends, including Winston Cup/Busch Series weekends at Darlington Speedway, Talladega Superspeedway, California Speedway and Richmond International Raceway.  In addition, the Company is continuing construction on the Kansas and Chicagoland Speedways with both projects scheduled for early summer completion.

Mr. France concluded, “We began the second quarter with a successful weekend of NASCAR racing at Darlington.  The Winston Cup Carolina Dodge Dealers 400 recorded more than a 10% increase in attendance as well as an approximate 77% increase in average television households.  In addition, we had a strong showing at Phoenix International Raceway’s open-wheel racing weekend, with attendance for the Indy Racing Northern Light Series event more than 25% higher than last year.  Looking forward, we are busy preparing for consecutive Winston Cup/Busch Series event weekends in Talladega, California and Richmond.

“The excitement is building as we anticipate the grand opening of the Kansas and Chicagoland Speedways in the coming months.  Recently, Tropicana, a unit of PepsiCo Inc. (NYSE: PEP), announced that it had signed a four-year contract for the Winston Cup event title sponsorship at Chicagoland.  With an increased portfolio of facilities reaching a larger and more geographically diversified fan base, we look forward to continuing to attract new sponsors like Tropicana to our impressive family of corporate partners.”

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ISC REPORTS RECORD FIRST QUARTER RESULTS                                         PAGE -3-

The management of ISC will host a conference call today with investors at 9:00 a.m. Eastern Time which may also be accessed via the Internet at: http://www.vcall.com.  During the call, management will discuss results for the first quarter, recent developments and outlook for the remainder of the year.

International Speedway Corporation is a leading promoter of motorsports activities in the United States, currently promoting more than 100 events annually. The Company owns and/or operates 11 major motorsports facilities, including Daytona International Speedway in Florida (home of the Daytona 500); Talladega

Superspeedway in Alabama; Michigan International Speedway located outside Detroit, Michigan; California Speedway near Los Angeles, California; Homestead-Miami Speedway in Florida; Phoenix International Raceway in Arizona; Richmond International Raceway in Virginia; Darlington Raceway in South Carolina; North Carolina Speedway in Rockingham, North Carolina; Watkins Glen International in New York, and Nazareth Speedway in Pennsylvania.

In addition, the Company is developing Kansas Speedway in Kansas City, Kansas. Other track interests include the operation of Tucson (Arizona) Raceway Park and an indirect 37.5% interest in Raceway Associates, LLC, which owns the Route 66 Raceway and is developing Chicagoland Speedway in Illinois.

The Company also owns and operates MRN Radio, the nation's largest independent sports radio network; DAYTONA USA, the "Ultimate Motorsports Attraction" in Daytona Beach, Florida, the official attraction of NASCAR; Americrown Service Corporation, a provider of catering services, food and beverage concessions, and merchandise sales, and Motorsports International, a provider of catering services, food and beverage concessions, and a producer and marketer of motorsports-related merchandise. For more information, visit the Company's Web site at www.iscmotorsports.com.

Statements made in this release that state the Company's or management's beliefs or expectations and which are not historical facts or which apply prospectively are forward-looking statements. It is important to note that the Company's actual results could differ materially from those contained in or implied by such forward looking statements. The Company’s results could be impacted by the risk factors discussed elsewhere, including adverse weather conditions leading up to and during its events.  Additional information concerning factors that could cause actual results to differ materially from those in the forward looking statements is contained from time to time in the Company's SEC filings including, but not limited to, the 10-K and subsequent 10-Q's. Copies of those filings are available from the Company and the SEC. The Company undertakes no obligation to release publicly any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. The inclusion of any statement in this release does not constitute an admission by International Speedway or any other person that the events or circumstances described in such statement are material.

(Tables Follow)

Consolidated Statements of Income
(In thousands, except for per share data)

	Three Months Ended
	2/29/2000	2/28/2001
	(Unaudited)

REVENUES

Admissions, net	$ 48,594	$ 49,905
Motorsports related income	45,774	54,416
Food, beverage, and merchandise income	16,237	15,194
Other income	990	1,174

	111,595	120,689

EXPENSES

Direct race expenses:
NASCAR direct expenses	18,792	19,309
Motorsports related expenses	17,142	16,659
Food, beverage, and merchandise expenses	8,553	7,852
General and administrative expenses	19,081	19,508
Depreciation and amortization	12,840	12,964

Total expenses	76,408	76,292

Operating income	35,187	44,397

Interest income	1,549	1,220
Interest expense	(8,062)	(6,257)
Equity in net loss from equity investments	(552)	(635)
Minority interest	263	297

Income before income taxes	28,385	39,022
Income taxes	12,288	16,272

Net income	$ 16,097	$ 22,750

Basic earnings per share	$ 0.30	$ 0.43

Diluted earnings per share	$ 0.30	$ 0.43

Dividends per share	$ 0.00	$ 0.00

Basic weighted average shares
outstanding	52,948,817	52,984,474

Diluted weighted average shares
outstanding	53,040,684	53,063,530

Consolidated Balance Sheet Data
	(In thousands)

	November 30,	February 28,
	2000	2001
		(Unaudited)
Cash, cash equivalents and
short-term investments	$ 50,792	$ 53,047
Current assets	86,510	124,165
Restricted investments	35,193	29,534
Total assets	1,665,438	1,715,344
Deferred income	111,492	143,493
Current liabilities	140,551	191,079
Long-term debt	470,551	441,540
Shareholders’ equity	950,871	973,378

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